Capstead Mortgage Corporation

8401 North Central Expressway

Suite 800

Dallas, Texas 75225-4410

December 14, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ruairi Regan

Re:	Acceleration Request of Capstead Mortgage Corporation

Registration Statement on Form S-3 (File No. 333-251076)

CIK No. 0000766701

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capstead Mortgage Corporation, a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, Washington, D.C. time, on December 14, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Sunyi Snow at (214) 659-4633.

Thank you for your attention to this matter.

Very truly yours,

Capstead Mortgage Corporation

By:	/s/ Lance J. Phillips
Lance J. Phillips
Senior Vice President and Chief Financial Officer